Exhibit 99.3
INFOSYS TECHNOLOGIES LIMITED
PRESS CONFERENCE
OCTOBER 11, 2005
CORPORATE PARTICIPANTS
Nandan Nilekani
Infosys Technologies – CEO, President and CEO
Kris Gopalakrishnan
Infosys Technologies – COO and Deputy MD
Mohandas Pai
Infosys Technologies — CFO
S.D. Shibulal
Infosys Technologies – Head — Delivery and Sales
Girish Vaidya
Infosys Technologies – Head – Finacle
Merwin Fernandez
Infosys Technologies – Head – Finacle Sales

PRESS PARTICIPANTS
Balaji
Rediff
Madhavan
Reuters
Chitra
Bloomberg
Gayatri
Doordarshan

Bani
Good afternoon everyone. Welcome to Infosys second quarter results press conference. It is a pleasure to have you here. As always, we shall start the proceedings by a presentation by Mr. Nandan Nilekani on the company’s financial performance. This will be followed by a presentation by Mr. Kris Gopalakrishnan on the company’s operational performance, client acquisitions, HR etc. We shall then follow that up with a Q&A. I would request you to press the black button in the panel in front of you ask the questions and release it after you have asked the question. Thank you. Over to Nandan and Kris.
Nandan
Thank you Bani and welcome to this press conference on the performance of Infosys group of companies for the second quarter ending September 20, 2005. This as you know is our safe harbor clause, which we normally have before every presentation. Now I will speak about the financial performance and Kris will talk on operational performance, client additions, HR, and capex and infrastructure and I will come back and give you our outlook for the future and our summary of where things stand.
Now on the financial performance, as you can see, on the Indian GAAP on a year-to-year basis, we have had an income growth of 31.2% and a net profit growth of 35.6%. On US GAAP, on a year-to-year basis, we have had revenue growth of 38.3% and net income of 42.3%. This quarter we have added 34 new clients. Our repeat business is 96.5%. This quarter also has been distinguished because we have had the largest number of employee adds in our history in this quarter. On a gross basis we have added 8,026 employees, which on a net basis come to 6,390 employees. And we have said that for the year, on a gross basis, we expect to add 20,200 employees for the whole year, on a gross basis of which 12,500 has already happened in the first two quarters. So, I think that is the sign of kind of capacity that we are adding not just in Infosys, but also in Progeon and all our other subsidiaries.
The other important thing is that two years back if you remember in 2004, we crossed $1 billion for that financial year, the year we became what we call as a billion dollar company and we are happy to tell you that this year we have achieved the same goal of $1 billion in six months and this quarter has also shown sequential revenue growth of 10.7% in dollar terms and 10.1% in rupee terms which is showing double digit sequential growth quarter-on-quarter. Now this gives you the highlights on the Indian GAAP in term for the quarter was Rs. 2,294 crores, a gross profit of over Rs. 1,000 crores, an operating profit of Rs. 734 crores, and PBT of Rs. 681 crores and after provision for tax a PAT of Rs. 612 crores. But we have a certain minority interest in Progeon through our private equity investment. So after minority interest, our PAT was Rs. 606 crores. This is an improvement of over Rs. 532 crores in Q1 and for the half year we had revenue income of Rs. 4,366 crores and a PAT after minority interest of Rs. 1,137 crores. On the balance sheet side, the total balance sheet is Rs. 6,511 crores with cash and cash equivalents of Rs. 3,793 crores and accounts receivables of another Rs. 1,334 crores and other assets and less liabilities, net current assets of Rs. 4,500 crores. With this, I request Kris to continue with the rest of the presentation and I will come back for the outlook and the summary.

Kris
Good afternoon everyone. Let me take you through some of the operational parameters. North America, after some quarters where we saw some decline has shown increase this quarter but the story here is that Europe continues to be strong when I look at the last 12-month period and the Rest of the World is holding steady.
Utilization continues to be very healthy. The number we look at is the utilization excluding trainees, that is 79% compared to 77.5%. This is in spite of adding a record number of 8,026 employees in this quarter. As you know, Q2 is typically the quarter in which campus students join the company and we have had 8,000 people join us. In fact, we had the largest batch at one point of 952 people joining the same week in this quarter.
Not much difference when I look at Fixed Price and Time and Material projects. Fixed Price is 28.7% of revenue and Time and Material is 71%. Onsite and Offshore continues to be around the same number, 48.8% in terms of revenues, 31.6% in terms of effort.
Our focus on client acquisition is yielding results. We added 34 new clients. We have 450 clients currently. The number of million-dollar relationships or clients have gone up from 172 to 191. The number of $20 million clients has gone from 22 to 23; $30 million from 14 to 16. So across the board, there has been increase in the size of the relationship. The largest client is only 4.4% of revenues. Top five clients contribute 17.8% and top 10 contribute 30.6% of revenues. Repeat business which is an indicator of how well we do on our projects, how we are able to maintain our relationship continues to be very strong. Repeat business is 96.5% of revenues.
Across the board in all the different geographies and verticals, we have added clients. We added 34 new clients. Total number of clients is 450. This quarter saw us winning a large deal with ABN Amro. This is a multimillion-dollar contract. The important thing here is that we were able to convince clients to look at our model of executing the project, the Modular Global Sourcing way and the contract was split between multiple vendors and we got a significant chunk of this. It is application development maintenance work.
We have had wins in Hi-tech, in services area, in geographies across the world. So for example, we are working with a leading certification agency in Europe to implement the next generation CRM system for them. For a diversified financial services company, we are engaged to define strategy for streamlining systems and processes to improve operational efficiency.
Consulting is doing well. Progeon is doing well. So across the board, we have had a good momentum this quarter. Testing is a service which we started, Independent Validation Services, the service we started about three to four years back and it has grown to 6.2% of our revenue. Finacle is consolidating its position. From developing markets, it is moving into developed markets like Australia, Singapore, Switzerland, UK, etc and we have had wins in Russia, Nigeria, Australia, as you see here on this slide.
Our current strength is more than 46,000 employees of which about 43,400 employees are in the software side. We have had 8,000 odd gross additions of which 1,166 employees have had prior experience in other organizations; net addition is 6,390. We continue to invest in building capacity for the future. So the number of employees allows us to increase our HR capability in terms of physical space. Currently, we have 31,77,756 square feet under completion which can accommodate an additional 20,614 employees. We have currently space for 36,466 employees.
I am going to pass it back to Nandan. Thank you.

Nandan
Thanks Kris. This is our consolidated guidance for the quarter and for the year. We expect income for the quarter ending December 31, 2005 to be between Rs. 2,443 crores and Rs. 2,452 crores which on a year-to-year basis is a growth of 30.25% to 30.73% and Earnings Per Share for the quarter at Rs. 23.1, which is a year-to-year growth of 24.86% and for the full year ending March 31, 2006, we expect income to be between Rs. 9,361 crores to Rs. 9,383 crores which is a growth of 31% and Earning Per Share between Rs. 89 to 89.4, which is a growth of between 29.38% to 29.96%, that is, close to 30% on earnings. This is as per Indian GAAP.
So the summary is that, on a half year we reached revenues of $1 billion. Thanks to the robust double-digit performance of Q2, we are able to revise our guidance for the full year upwards. We expect revenues in the full year to grow 31% in rupee terms and 34% in dollar terms. I think the robust growth reflects a number of things. I think our focus on offering a broad range of services and the introduction of new services in the last several years which today contribute 40% of revenue, whether it is consulting or BPO or Infrastructure Management or SI or testing or whatever, it shows the broad range of services and I think the fact that Infosys has built a good execution engine with a lot of focus on the operating model has delivered this kind of growth. We believe the pricing environment is stable with an upward bias. We have been getting new business at a higher price but since new business is still a small part of our revenue, it takes some time for it to trickle down into our productivity.
This quarter, as we mentioned earlier, we had the highest number of employees added 8,026 on a gross level and our target for the year is 20,200 on a gross level. And we have also declared an interim dividend of Rs. 6.5 per share.
Now, a couple of other announcements or things. One is that, Infosys takes its Corporate Social Responsibility very seriously. So we have responded to all the various tragedies that have been happening. We have contributed Rs. 1 crore to the North Karnataka Flood Relief Fund because we think that that is an area where there has been a lot of challenge because of the floods. Also, because of the recent earthquake, we have committed Rs. 2 crores, Rs. 1 crore towards Jammu and Kashmir and Rs. 1 crore towards Pakistan, where we are giving Rs. 1 crore each. And because of the hurricane Katrina, we have also provided for Rs. 50 lakhs towards hurricane Katrina, which we think, given that we have a large number of customers and employees in the U.S., we needed to do something. So, we are trying to make sure that we do commit our financial resources to a number of very unfortunate things that are happening around us. And we also, as you are aware, took the lead during hurricane Rita to fly out all our employees from Houston and we chartered a plane and took them all out and later on Kris can give you more details of that.
The other thing I would announce is that we have a transition at Finacle. As you know, since January 1999, Girish Vaidya has been leading Finacle and he has done an outstanding success of that and today Finacle has gone up to 47 countries and 100 banks and it is really an amazing job that Girish has done. Now, we want to leverage Girish’s expertise, his business expertise, his management expertise, his banking expertise and his leadership expertise in a much larger corporate initiative. So he is going to be part of the corporate team as we build our new leaders and we hope that that will bring tremendous value. He is invaluable for us in that role. So really, he moves out of Finacle but he moves into a different role in the corporate side and his successor is going to be Merwin Fernandes. Both of them are right here, Girish and Merwin. Merwin has been head of the sales and marketing team at Finacle for many years. He has led the charge in all these countries and all these things. He has been a loyal and committed soldier in the journey to make Finacle a global product and he is going to take the leadership of Finacle IBU and we think that’s a great thing. So on behalf of the company, I just want to announce this and congratulations to both on their new roles and they are here for any questions that you want.
With that, I come to the end of the presentation and we will be happy to take questions. My only request is if Balaji could come on this side because we cannot crane our necks and answer that list of 25 questions, which you have probably given us. I knew that, I could not get the last word with Balaji, but anyway.
Balaji
[___not audible___]
Nandan
He has many roles. He is the Co-Founder. He is a Member of the Board. He is the Chief Operating Officer. He is Deputy Managing Director. So you can choose whatever you want.
Participant
[___not audible___]
Mohandas Pai
Our tax rate on pre-tax is 13.1%, the same as the last quarter. But it is down overall primarily because we had a write back of Rs. 20 crore this quarter. The write back came with the re-estimation of our tax liabilities for earlier years on settlement of assessment proceedings in an overseas location. So there was an issue about double taxation in an overseas location and we had provided for any contingency that could arise. The tax assessments had been completed and on completion, there was a provision for a write back and we wrote it back to the extent of Rs. 20 crore this quarter.
Balaji
What do you mean by an overseas location?
Mohandas Pai
A country, which is apart from India.
Madhavan
Madhavan from Reuters. I just wanted to ask you a couple of things about ABN AMRO. Is it possible to get an idea of what is the split between the five? In terms of the overall size of the deal, the split between the various parties and how big this deal would be for Infosys as such, if possible. And also, a somewhat related question is that ABN uses Finacle in India as far as I know. I want to know whether given your relationship, which is deepening with ABN, what are the chances of ABN globally using Finacle on a larger scale?

Nandan Nilekani
Let me answer and then perhaps Kris or Shibu can also join in. Basically, the reason that ABN has five vendors is because there are three different facets to the deal. There is one part, which is, in fact, the larger part of the deal, which is the infrastructure, which has gone to IBM. The second part of the deal is a committed revenue on application maintenance and enhancement which has gone to Infosys and TCS, which is committed revenue. And the third part is development where there are five vendors which include the three aforementioned ones as well as Patni and Accenture. So, as far as we are concerned, we will get revenues from the committed application maintenance business as well as we expect a good chunk of the developmental work and we think these two together will generate for us about $250 million of revenue in the next five years. This is the year one of that where we are still in the early stages of the knowledge transfer. So we are not seeing any revenues yet. We expect to see revenues of about $3.5 million in Q4 from this deal. We also believe this deal over the life of the deal will have a margin comparable to the company. On Finacle, Finacle is also being used by ABN in other countries. But before that, I will ask Kris or Shibu to come on the deal as well as Girish or Merwin to explain the Finacle opportunity in ABN.
Shibulal
This is the largest single multiyear, million-dollar deal, which Infosys has ever got. This is a path-breaking deal for us and for the Indian industry. This is an example where we have been able to influence the customer to breakup a mega deal and make it multiple large deals. This is very much in line with our thought leadership in the Modular Global Sourcing space. The part which has been awarded to us constitutes of three in the application development and maintenance. The retail banking units, business units of ABN in North America, the asset management business unit in Europe and their new growth business unit in Asia Pacific. These are the three areas, which we have got. We have been very selective in the choice of work and we have premium pricing.
Girish Vaidya
Finacle relationship has strengthened apart from ABN India, ABN Dubai is using it. ABN Hong Kong, ABN Taiwan, in all total of seven countries which are either using it or under implementation. India and China are amongst their two key new growth markets and both these areas and by China I mean Greater China that includes Hong Kong, Taiwan, and Shanghai. So both these new growth markets they have opted to go with Finacle. That is running on a parallel track and that’s happening. Obviously, this relationship will strengthen. It is a mutually beneficial relationship, but that continues to happen on its own stream.
Merwin
Just to add to that, Finacle already has a global agreement with ABN AMRO for the Finacle part, which has been there for the last three years or so.
Chitra
This is Chitra Somayaji from Bloomberg News. Question: Giving the rate at which Infosys was hiring and the rate at which IBM, Accenture, TCS, Wipro are all hiring. We have talked in the past about reaching a crisis junction where there is going to be a shortage of graduates coming out of schools. How does Infosys plan to cope with this? Is China the solution? Is some other geography?

Mohandas Pai
Chitra, I think that is wonderful macro question. You know, it is something that is worrying the industry. We have worked with the Government of India to increase the number of engineering colleges in India. Over the last six years, they increased from 523 engineering colleges to 1352, the last time it was counted. There are 464,000 seats in engineering colleges out of which this year the intake could be around 400,000 because there was a news report that 100,000 seats are going begging about one month ago. So, there is a large pool. The key thing is the quality of the engineering education that people get and this is worrisome. China also produces around the same number of engineers except that China absorbs a large number of engineers it produce internally, growing as it does at 8-9% of the economy which is $1.75 trillion. India’s economy is just about $800 billion. So, India has an exportable surplus. China has a smaller exportable surplus, but there are quality issues in education. On our part, we are working with the Government of India to request them to increase the intake in IITs to maybe 30,000 from about 4,500 to 5,000 and increase the intake in the IIMs. Over the last three years, the Regional Engineering Colleges had been converted into National Institutes of Technology and hopefully they will add capacity there. We have seen private sector come up. Infosys has taken up a program called Campus Connect with 100 engineering colleges all over India under which we bring in the faculty of these colleges and we interact with them to make sure that whatever we know, we pass it on them. We have done it for about 400 faculty members. We give them our entire training curriculum for software to make sure that people who graduate and come out with curriculum that industry wants. We make sure and we work with the faculty to improve the quality of software engineering. We give them books for the library. We hand over projects to them and overall we are trying to upgrade the infrastructure in these colleges because that’s only way to address this systemic issue. But India is not going to run short of people in the near term or the long term and we think that so long as we invest in colleges, improve the quality of education, we may not face a crisis situation. Obviously, we are increasing in China. We will grow to 6,000 people in China over five years investing in a campus in Shanghai and in Hang Zhou. We have 100 Chinese students in our campus in Mysore who are undergoing training now and doing a lot of things in China too.
Participant
I have a follow-up question. Every billion addition you make in future, would you have to have the same kind of head count which you have been having now?
Kris
See our current model is based on a services platform, except for the Finacle piece. So services are dependent on people. Now, some of the services we are starting like consulting, package implementation, have higher revenue per employee. That means we do not need to add that many number of people but we are also adding services at the other end of the spectrum. In that sense, the growth in revenue will result in growth in number of employees also. But please remember that, there are organizations which have in the services industry itself which are much larger who have larger number of employees and there are organizations which have 300,000 employees and things like that. So if you create an organizational structure and management and leadership capabilities, this is something which can be managed and which should be managed. We have distributed these employees across the world in different geographies and different Development Centers and the structure we have created, the multiple leaders we have created, the managerial layer we have created ensures that this is managed properly. Our ability to manage this has increased as we grew larger rather than decreased. Five years back in 1999, we were about 4,000 employees, today we have crossed 46,000 employees in about six years and still we are continuing to grow.
Madhavan
Hi, I wanted to ask something about the cash management. Even though it is right now close to $800 million, it is a lot of cash at a time when the interest rate regime is not very exciting. So, what does this mean, will Infosys speed up capital expenditure, will it shed its famous conservatism on acquisition or maybe it will do something better with its cash for the shareholders?
Mohandas Pai
I think we have this debate every quarter in our board as to the appropriate level of cash that we need to hold in the balance sheet. We have this philosophy of holding cash adequate to meet one year’s expenditure without earning a single penny of revenue. We are close to that figure. We have not yet reached the figure as yet as per our model. We also have this return target of twice the cost of capital on capital employed and thrice the cost of capital on invested capital. The cost of capital is 14%. We are above these benchmarks as of this date. It is true that the interest rates are very low but the interest rates are inching up. We are getting a yield on deposits of 6.2 to 6.3% and on liquid Mutual Funds of about 5.1%, which is of course net of tax since it is tax-free. So, the liquidity management is part of an overarching strategy of minimizing financial risk in our business model.
Chitra
Chitra, again from Bloomberg. What’s the profile of new clients that you expect to win over the next 12 months? How large are the contracts going to be, what businesses will attract the most attention from clients, what geography?
Shibulal
Yeah, let me start with talking about this quarter. This quarter, we have added 34 new customers. Our million-dollar customers have gone up from 172 last quarter to 191 this quarter. Our large customers are showing good strong demands. Out of the 34 customers, which we added about five of them are from global Fortune 500. Top 10 customers of ours grew in revenue over the last quarter. So we believe that we will continue to see strong demand from our existing customer base and our customer base with 191 customers in the million-dollar range will continue to grow.
Gayatri
On the infrastructure in Bangalore, so far are you happy with the progress shown by the state government?

Mohandas Pai
No, Mr. Narayana Murthy and Nandan were not in town then. We had a meeting with the Chief Minister and the Deputy Chief Minister and we told them that Bangalore needs to expand its infrastructure. The disconnect is because the software industry is growing at 30%, Bangalore’s economy is growing at 12% in real terms and the infrastructure is growing at 3-4%. So something is giving. Bangalore has the second largest number of vehicles in India, 2.3 million vehicles and the roads have not grown to meet these number of vehicles. There is a disconnect. They promised a lot of things, short term, medium term, and long term. The short-term action is on the ground. We meet every week to find out what is happening for the traffic, what is happening for things. For example in Hosur Road, we have from the Electronic City Association 50 people manning the traffic. The police asked for another 50 people whom we have to pay from the association to man the traffic going up to Brigade Road and we have promised them we will give the people. 25 are already on the ground. We are sending 10 supervisors from all these companies to man the traffic to have the flow and yesterday I think the National Highway Authority, the elevated 4-lane highway which is supposed to start, the contract has been awarded. I think a lot of things are happening, but you know the results, there is still more to be done.
Gayatri
[___not audible___]
Mohandas Pai
You will never be happy because you want a different status of infrastructure but you know we are progressing and that’s good news because so long as you have hope that tomorrow is going to be a better day, you will come to work.
Participant
[___not audible___]
Mohandas Pai
We are the largest recruiters in the software industry from engineering colleges within Karnataka. We have got about 45 engineering colleges. All the people who pass the test we take. I think the key issue is not what I call as availability of people who are citizens of Karnataka, the key issue is the capacity in Karnataka. Karnataka has only about 180 engineering colleges with 44,000 seats. Tamil Nadu has 280 engineering colleges with 94,000 seats. Andhra Pradesh has 250 engineering colleges with 74,000 seats, and Maharashtra has about 260 and odd with 85,000 engineering seats. Only Kerala has low seats than Karnataka. So obviously if in South India, the whole industry is going to hire in the software service industry between 80 to 90,000 people for industry, if you do not have a market share in terms of seats, you are going to lose out and that is exactly what is happening today. But Infosys has a center in Mysore. We are the largest employer in Mysore in the IT industry, the largest employer in Mangalore, the largest employer in IT in Bangalore. What more you need?

Gayatri
So therefore you have been forced to recruit people with whom you are not perfectly happy. Has that happened?
Mohandas Pai
No we are making the comment that we are forced to recruit people because any citizen of this country is free to come and apply. The advertisements are all over the press in Bangalore and all over the country. People can apply. And obviously if you are located in Bangalore, the great majority people who join would be from Bangalore itself. It is easier for people to come to the company because if you want to relocate you look twice. So I am told by Som Mittal and others in the industry that 60% of the total people in the IT industry of 300,000 are people from Bangalore who are Bangalore residents, residents for a number of years. I don’t know what language they speak because we don’t know. They are all domiciles of Bangalore, so data does not prove the contention that people who are domiciled here don’t get the jobs. Data doesn’t prove that.
Participant
Just two questions. One is on the consulting side, if you look at the revenue by service offering, there has been a slight decline, just wanted your thoughts on the same and what kind of intake is there on that side. And if you look at the trainees who have come, it has more than doubled than in the last quarter, I would also like to hear on the trainees part in terms of where and how?
Kris
Yeah, see there are two parts to consulting. One is the work being delivered by Infosys Consulting our subsidiary in the US and second is the general classification called consulting which includes the consulting we do in technology, in architecture, in business process reengineering as part of our Enterprise Solutions, System Integration and things like that. So consulting as a classification has come down a little bit but Infosys Consulting the subsidiary continues to execute well. They have grown. They are on track to hit about $35 million this year and they have added more employees in this quarter and currently they have about 170 people and growing. The second question is about trainees. As you know, Q2 is the quarter in which the campus hiring, the people hired in the campuses join and we have had the largest number of people joining in this quarter from the campuses and that is why the number of trainees has gone up in this quarter.
Participant
[___not audible___]
Participant
In Infosys this year, particularly this quarter, particularly at the top level                     .
Male Speaker
As you said, we got 8026 hiring, but 1636 have left.

Kris
See if you look across the company our attrition is 10%, last quarter it was 9.8%, so in that sense it has not gone up. Now what gets noticed is this one or two people leaving, especially when if they are leaving at the senior level, overall our attrition at senior level. We have a category called CRR1 which is the people who perform exceptionally well. At that level the attrition is 4.5% much lower than the company average of 10%. We are able to transition without impacting the business in anyway go forward because of the depth in leadership, the size of the company, our own succession planning and things like that. Definitely when one or two people were                      people notice it, but it is not impacting the business in any way.
Balaji
The issue is not one off, the issue is collectively at a time so many going. So do you factor this in your Global Delivery Model at the rate at which they are leaving because they discover there is a world outside Infosys also?
Nandan
No I think that is the very profound statement Balaji. I think certainly both Hema and Basab are outstanding individuals and they did contribute a great deal to our success and we have excellent relationships with both of them and we wish them all the best but I think as a company growing like us, it is creating lot of opportunities. Some people may want to do something else and that’s fine, that’s part of the game. We don’t see that as anything different or something and I think we are quite comfortable with what’s happening. I think we have a very strong and dedicated team which is absolutely bent on making sure this company achieves global prominence in the industry and I think there are enough people to take the game forward.
Participant
I would like to know in reference to an earlier question also, how your Global Delivery Model is, is it modular and scalable to factor even to meet the niche specialized services of your clients.                      they are seem to be growing more in specialized services, can you...?
Kris
Yeah, so when we look at new services for example and I will take a couple of services. I don’t want to go through every one of them. We look at the different tasks which are part of that service and then we look at where those services can be executed. So for example in our package implementation service today, we have gone up to 60% of the work being delivered from offshore. Testing, Infrastructure Management, they all lend themselves to be executed remotely. In that sense, the volume of work delivered from a location like India goes up to 80%. Now the other service, which is important is consulting. So even in consulting, we are looking at what part of the consulting value chain can be delivered remotely. For example, secondary research, report preparation, etc. So every service we look at we will try to execute as much of that remotely as possible. That’s the difference we are bringing, that is the value addition we are bringing

Participant
I want to talk to about your plans for Calcutta because there was some report that you are supposed to move in a big way in Calcutta?
Nandan
Our Chairman was in Calcutta sometime back and he did meet with the Chief Minister and others and he told them that we would send a team, Mr. Pai, Mr. Gopalakrishnan, and others would go. We have a team which looks at new locations. We would send a team and based upon the other locations we are looking at, we would look at. I don’t think any commitment was made as such.
Bani
Thank you for joining us. We shall proceed for lunch now.